Exhibit 21.1

Name of Subsidiary	Jurisdiction of Incorporation or Organization
IntercontinentalExchange Holdings	United Kingdom
ICE Futures Europe	United Kingdom
ICE Clear Europe, Ltd.	United Kingdom
ICE Futures U.S., Inc.	Delaware, U.S.A.
ICE Clear U.S., Inc.	New York, U.S.A.
Creditex Group, Inc.	Delaware, U.S.A.